ADITYA BIRLA GROUP

RECEIVED
2008 JUN -4 A 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31st May, 2008

08003026

The Secretary
Bombay Stock Exchange Ltd
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
022722041 / 22723719
022722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38
022-26598191

SUPPL

Dear Sirs,

Sub: **Change in e-mail ID**

This is to inform you that the email-ID of the Corporate Finance Division of the Company has been changed from nuvocfd@adityabirla.com to **nuvo.cfd@adityabirla.com.**

This is for your information and record.

Thanking you,

PROCESSED
JUN 09 2008
THOMSON REUTERS

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

ADITYA BIRLA GROUP

1. Central Depository Services (India) Ltd. Fax# 2272 3199
   P.J.Towers, 28th floor
   Dalal Street,
   MUMBAI 400 001

2. National Securities Depository Ltd. Fax# 24972993 / 6351
   Tradeworld, 4th & 5th Floors
   Kamala Mills Compound
   Lower Parel
   MUMBAI 400 013

3. Listing & Agency Administration Fax# 00-352-4242-2984
   BANQUE GENERALE DU LEXEMBOURG S.A
   27 Avenue Monterey
   L-2951 LUXEMBOURG

4. Mr. Jonathan L Paterson Fax #001-212 816 6865
   ADR - Account Manager
   Citibank NA
   388, Greenwich St., 14th Floor
   New York
   NY 10013

5. Mr. Shekhar Jain Fax # 022-56672740 / 022-56672779
   Head Operations
   ICICI Bank Limited
   Securities Markets Services
   Empire Complex, F7/E7, 414
   Senapati Bapat Marg
   Lower Parel (W)
   MUMBAI 400 013

6. U.S.Securities and Exchange Commission
   Office of International Corporation Finance
   100 F Street, N.E.
   Washington D.C.20549

END